Exhibit 99.2

Disclosure as per Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 on the result of voting for the Postal Ballot

Company Name	VEDANTA LIMITED
Date of the ~~AGM/EGM~~  Postal Ballot	09/09/2016
Total number of shareholders on record date	377436
Record Date	29/07/2016
No. of shareholders present in the meeting either in person or through proxy:	Not Applicable
Promoters and Promoter Group:	Not Applicable
Public:	Not Applicable
No. of Shareholders attended the meeting through Video Conferencing	Not Applicable
Promoters and Promoter Group:	Not Applicable
Public:	Not Applicable
No. of shareholders who casted their votes:	1011
Promoters and Promoter Group:	0
Public:	1011

Agenda Matter	1. Approval of the Scheme of Arrangement between Cairn India Limited and Vedanta Limited and their respective shareholders and creditors

Resolution required: (Ordinary/ Special)	Ordinary - Votes cast by the public shareholders in favour of the Scheme of Arrangement of Cairn India Limited with Vedanta Limited and their respective shareholders and creditors (“Scheme”) are more than the number of votes cast by the public shareholders against it

Whether promoter/ promoter group are interested in the agenda/resolution?	No - Only public shareholders are entitled to vote on this resolution in terms of SEBI Circular CIR/ CFD/CMD/16/2015 dated 30 November, 2015
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	1,764,453,520	—	—	—	—	—	—
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—
Public- Institutions	E-Voting	678,901,829	420,267,777	61.90	420,267,777	—	100.00	—
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		438,902	0.06	438,902	—	100.00	—
Public- Non Institutions*	E-Voting	521,338,890	146,264,582	28.06	146,146,788	117,794	99.92	0.08
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		12,557,755	2.41	12,544,667	13,088	99.90	0.10

	Total	2,964,694,239	579,529,016	19.55	579,398,134	130,882	99.98	0.02

*	Public - Non Institutions include shareholding of Twinstar Holdings Limited (Foreign Promoter) which holds 2,48,23,177 ADS representing 9,92,92,708 equity shares and has abstained from voting on this item. One(l) American Depository Shares represents four (4) equity shares.

Disclosure as per Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 on the result of voting for the Postal Ballot

Company Name	VEDANTA LIMITED
Date of the ~~AGM/EGM~~ Postal Ballot	September 9, 2016
Total number of shareholders on record date	377436
Record Date	July 29, 2016
No. of shareholders present in the meeting either in person or through proxy:	Not Applicable
Promoters and Promoter Group:	Not Applicable
Public:	Not Applicable
No. of Shareholders attended the meeting through Video Conferencing	Not Applicable
Promoters and Promoter Group:	Not Applicable
Public:	Not Applicable
No. of shareholders who casted their votes:	1015
Promoters and Promoter Group:	8
Public:	1007

Agenda Matter	2. Approval of capital reduction as an integral part of the Scheme of Arrangement between Cairn India Limited and Vedanta Limited and their respective shareholders and creditors.

Resolution required: (Ordinary/ Special)	SPECIAL - Approval for the reduction of capital of the Company by an adjustment against / utilisation of the securities premium account of the Company as an integral part of the Scheme.

Whether promoter/ promoter group are interested in the agenda/resolution?	No
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	1,764,453,520	1,764,453,520	100.00	1,764,453,520	—	100.00	—
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—
Public- Institutions	E-Voting	678,901,829	420,267,777	61.90	420,267,777	—	100.00	—
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		438,902	0.06	438,902	—	100.00	—
Public- Non Institutions*	E-Voting	521,338,890	245,593,202	47.11	245,471,830	121,372	99.95	0.05
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		12,557,655	2.41	12,015,557	542,098	95.68	4.32

	Total	2,964,694,239	2,443,311,056	82.41	2,442,647,586	663,470	99.97	0.03

*	Public - Non Institutions include shareholding of Twinstar Holdings Limited (Foreign Promoter) which holds 2,48,23,177 ADS representing 9,92,92,708 equity shares. One(l) American Depository Shares represents four (4) equity shares.

For Vedanta Limited

Compliance Officer